FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

 Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Changes in Directors

This is further to our letter dated October 14, 2016 vide which we had informed you about the appointment of Mr. Anup Bagchi as an Executive Director of the Bank effective February 1, 2017 or date of approval of his appointment by Reserve Bank of India (RBI) whichever is later.

RBI vide its letter dated January 20, 2017 has approved the appointment of Mr. Anup Bagchi as an Executive Director of the Bank effective February 1, 2017 for a period of three years. The Board at its Meeting held today took on record the effective date of appointment of Mr. Anup Bagchi as an Executive Director as February 1, 2017.

Further as informed earlier in our letter dated October 14, 2016, Mr. Rajiv Sabharwal shall cease to be an Executive Director of the Bank effective close of business hours on January 31, 2017.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 31, 2017	By:	/s/P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary